Form 3


 	  U.S. SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
			WASHINGTON, D.C.  20549	                                   		OMB NUMBER
										                                                      3235-0104
 										                                                     EXPIRES:
										                                                      APRIL 30, 1997

                                                 											    Estimated
											                                                     average burden
											                                                     hours per
											                                                     response...0.5

                   INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company At of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person
   	Brann & Isaacson
	   184 Main Street, PO Box 3070
	   Lewiston, ME 04243-3070

2.  Date of Event Requiring Statement 01/08/97

3.  IRS or Social Security Number of Reporting Person (voluntary)
   	01-0034230

4.  Issuer Name and Ticker or Trading Symbol
   	Novametrix Medical Systems, Inc.

5.  Relationship of Reporting Person to Issuer
 	  X   Other    Law Firm

6.  If Amendment, Date of Original 06/18/96
























































                   Table 1 - Non-Derivative Secuirites Beneficially Owned



1.	Title of Security			       2. Amount of Securities	3.Ownership
  	Instr. 4						               	Benficially Owned      Form:
								                        	Instr. 4				           Direct (D)	or	Indirect
																                                                                             (I)Instr.5

B.	Takuhe Ghugasian & Vartan Ghugasian			40,000					      D
C.	Vartan Ghugasian							               13,500					      D
E.	John Orestis								                  74,500					      D
F.	Thomas B. Dunham							                5,650					      D
G.	Sandra Dunham								                 54,020 			       D
H.	Armen Ghugasian							                 5,000					      D
I.	Richard Boulet							                128,750				      	D
J.	John Gross and Susan Gross				       135,535			      		D
K.	Dana Gross								                     2,950		      			D
L.	Andrew Gross								                   3,680				      	D
M.	Lillian I. Allen							                4,380					      D
N.	John C. Allen, Sr.							              6,270	      				D
O.	Roland R. Batson						               	35,000	      				D
P.	Adrienne R. and Anthony N. Emmi			   	21,000      					D
Q.	Donn and Linda Gifford						          16,000	      				D
R.	Robert R. and Ginette Gladu				      	20,000	      				D
S.	Edgar Morin								                      900	      				D
T.	Raymond E. Robhiaud						            	 2,900	      				D
U.	Normand F. and Pauline G. Doyon			   	11,500 				     	D
V.	Richard James							                 	22,400      					D
W.	Diane James							                   	 1,500      					D
X.	Pierre Levesque						                	21,925	      				D
Y.	William Lagerson						               	80,000      					D
















                    Table II - Derivative Securities Beneficially Owned
               (e.g.. puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security  Date   Exp.    Title 	     Amount 	Conv		 Owner
                                 Exer.  Date 				           Shares 	Price 	ship
                                                            Deriv.	 Dir/   Form
                                                            Sec.    Indir.
Vartan and Takuhe Ghugasian		    Now  	12/8/97  A Warrants  	3,000   	4.95   D

Vartan and Takuhe Ghugasian      Now  	12/8/99  B Warrants  	1,000   	5.85   D
John Orestis                     Now  	12/8/97  A Warrants 	18,820   	4.95   D
John Orestis                     Now  	12/8/99  B Warrants 	50,640   	5.85   D
Thomas and Sandra Dunham         Now  	12/8/97  A Warrants 	11,790   	4.95   D
Thomas and Sandra Dunham         Now   12/8/99  B Warrants  	8,290   	5.85   D
John F. and Susan T. Gross       Now   12/8/97  A Warrants  	1,900   	4.95   D
John F. and Susan T. Gross       Now   12/8/99  B Warrants  	2,500   	5.85   D
Lillian I. Allen                 Now            Warrants      	850           D
John C. Allen Sr.                Now            Warrants       830           D
Roland R. Batson                 Now   12/8/97  A Warrants 	12,000   	4.95   D
Roland R. Batson                 Now   12/8/99  B Warrants 	12,000   	5.85   D
Donn and Linda Gifford           Now 		         Warrants		   5,000           D
Edgar Morin                      Now            Warrants       400           D
Raymond E. Robichaud             Now            Warrants     8,000           D
Richard James                    Now            Warrants    25,850           D
Diane James                      Now            Warrants     4,000           D
Pierre Levesque                  Now            Warrants     2,200           D




                                     Signature of Reporting Person    1/14/97
                                     Brann & Isaacson
                                     Irving Isaacson, Partner